[CNB HOLDINGS, INC. LETTERHEAD]



                                December 11, 1997


Dear Fellow Shareholder:

         We are pleased to enclose a prospectus explaining a new offering of common stock in your company. CNB Holdings, Inc., the holding company for Community National Bank in Pulaski, is offering for sale 330,000 shares of common stock at a price of $9.00 per share. This offering is being made to current shareholders and the general public, but current shareholders who submit their Subscription Agreements and checks prior to January 10, 1998 will be preferred over non- shareholders in the event of an over-subscription.

         We invite you to attend an information meeting for current shareholders to be held December 18, 1997 at 5:30 p.m. at Community National Bank, 900 Memorial Drive, Pulaski, Virginia. During that meeting, management will make a presentation regarding the Company, the Bank, and the stock offering. Please let us know if you can attend that meeting by calling the Bank at the number below.

         In order to purchase shares in this offering, you should read the prospectus carefully and complete the enclosed Subscription Agreement. Once completed, the Subscription Agreement must be returned to the Company at our Memorial Drive location along with a check for the full amount of shares you wish to purchase. Complete instructions are contained at the back of the prospectus. Davenport & Company LLC is serving as the Placement Agent in this stock offering, but current shareholders should submit their Subscription Agreements and checks directly to the Company.

         Please call either of us at (540) 994-0831 if you have any questions regarding the Company or this stock offering. We look forward to seeing you on December 18th.


         Sincerely,



         Hiawatha Nicely, Jr.                       Wayne L. Carpenter
         Chairman, President and CEO                Chairman, President and CEO
         CNB Holdings, Inc.                         Community National Bank